Consultancy Agreement

AGREEMENT entered into this September 6th, 2018 by and between (1) GLOBAL QUANTITATIVES LLC 16500 Collins Ave, Suite 1652, Sunny Isles Beach, FL 33160 (hereinafter referred to as Consultant), and (2) Nowigence Inc. (hereinafter referred to as the Company).

WHEREAS, The Consultant specializes in Reg “A” drafting and filings, whereas the Consultant will assist the company to initiate a Reg “A+” tier II direct public offering, and will perform specific duties.

WHEREAS, The Company is an independent holding company, and is willing and able to enter into this consultancy agreement.

NOW THEREFORE, the parties herein expressly agree to the following:

The Consultant has agreed to enter into this agreement to assist the company for the sole purpose of filing Reg “A” tier 2 qualification statement with the SEC.

TERMS AND CONDITIONS:

1. Materials and information requested by the Consultant will be provided by the Company in a timely manner so as not to hinder the development and submission of documents for the registration statement with the SEC application.

2. Regular discussions will be held between the Consultant and Company on the status of performance under this agreement. The Company will determine preference for the desire and/or frequency of status updates during the course of this engagement.

3. Consultant will provide copies of all submitted documents, materials, applications and registration with any identifying information submitted to third parties on behalf of the Company as required to performing the services as outlined in this Agreement to the Company.

4. Both parties agree that all work to be performed under this contract shall be performed remotely, at the location of convenience of each Party. The Company does not expect the Consultant to provide on-site support during the term of this contract and the Consultant will not travel or incur travel expenses under this Agreement unless otherwise agreed upon in writing by both Parties.

FINANCIAL ARRANGEMENTS:

1.The company will pay the total of $65,000. a. $25,000 deposit at signing this agreement in order to cover legal, Reg A+ qualification statement, drafting and managing the SEC process; and

b. the company shall pay $20,000 in 60 days of signing this agreement to cover the above; or post the SEC qualification whichever is later; and

c. the company shall pay $20,000 post SEC qualification.

d.7% of the outstanding shares to be issued to the consultant as advisory fee at the time of capitalizing the corporation pre-SEC filing.

e. the company will pay additional third-party fees for exchange listing, to be determined post qualification.

f. the consultant will provide up to $100K bridge finance, to bankroll Reg A process against equity on agreeable terms between the parties.

NON-CIRCUMVENTION:

All partners, its employees, agents, associates, subsidiaries, consultants, advisors, attorneys, and their assigns, and any other person or entity connected to, associated with or would benefit, directly or indirectly from the current agreement.

ASSIGNMENT:

This agreement shall not be assigned by either party without the prior written consent of the other, and any purported assignment shall be considered null and void.

TERMINATION:

This agreement shall commence when signed by all parties, and shall continue in full force and shall continue for 12 months.

LIMITATION OF LIABILITY:

1.Consultant’s Limitation of Liability. Except for Consultant’s confidentiality and indemnity obligations, respectively, and except for actions or claims arising from gross negligence or intentional or willful misconduct, Consultant’s total liability to Company shall not exceed the greater of (i) the total Consultant compensation value or (ii) the amount of recoverable insurance, regardless of whether any action or claim is based upon contract, warranty, tort (including negligence) or strict liability.

2.Company’s Limitation of Liability. Except for actions or claims arising from the gross negligence or intentional or willful misconduct of Company’s total aggregate liability to Consultant shall be limited to the compensation fees based upon successful SEC Reg “A” qualification/approval.

3.Mutual Waiver of Consequential Damages. Except if covered by insurance and except for Confidentiality obligations set forth in no event shall either Party be liable to the other for any indirect, special, incidental, exemplary, punitive or consequential damages (including loss of business, staff time, goodwill, use or other economic advantage), whether based upon breach of contract, breach of warranty, tort (including negligence), whether or not either Party has previously been advised of the possibility of such damages. This mutual waiver of consequential damages shall not apply to those claims for damages arising from the gross negligence or intentional or willful misconduct of a Party.

LOCAL, STATE AND FEDERAL TAXES:

Consultant shall pay all the Consultant taxes incurred while performing services under this Agreement. Company will not withhold taxes from Consultant’s payments or make tax payments on the Consultant’s behalf. Company will not make state or federal unemployment compensation contributions on Consultant’s behalf, or withhold state or federal income tax from Consultant’s payments.

ENTIRE AGREEMENT:

This Contract of Understanding contains the entire understanding of the Parties regarding its subject matter. It supersedes all previous written or oral negotiations, deal memos, understandings or representations between the parties regarding its subject matter, if any. Each Party expressly waives any right to rely on such negotiation’s understandings or representations, if any.

NO WAIVER:

No waiver of any breach will waive any other breach. No waiver is effective unless in writing. The exercise of any right will not waive any other right or remedy.

MODIFICATION:

No modification or amendment of this Agreement will be effective unless in writing and signed by both parties.

CONFIDENTIALITY:

Each party shall hold in confidence the terms of this contract of understanding and shall not disclose, publish or make copies of any such confidential information without the written consent of the party to which the information relates, unless requested to do so by law.

APPLICABLE LAW:

This agreement shall be governed by and shall be interpreted and enforced in accordance with the laws and courts of the State of Florida.

SEVERABILITY:

If any provision of this Agreement will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that nay provisions of the Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

NOTICES & CORRESPONDENCE

1.Email will be used as a primary means of communication between the parties to establish a record of consulting work performed under this Agreement. The Consultant will file/submit documents on behalf of Company as it related to this Agreement.

2.All notices and other communication that relates to this Agreement shall be in writing and shall be considered given when sent by email to the recipient known to the person giving notice. Notice is effective upon receipt provided that a duplicate copy of the notice is promptly given by first class mail or email, or the recipient delivers a written confirmation of receipt as provided to either point of contact

SIGNATURES:

IN WITNESS WHEREOF, the Consultant and Company herein has executed this Agreement on the date set forth above.

Consultant: GLOBAL QUANTITATIVES LLC

Company: Nowigence Inc

Signature: /s/ Anoop Bhatia

Name: Mr. Anoop Bhatia Date:

September 6, 2018

Signature: /s/ Andy Altahawi

Name: Mr. Andy Altahawi

Date: September 6, 2018